Exhibit 4.1

FIRST SUPPLEMENTAL INDENTURE

FIRST SUPPLEMENTAL INDENTURE (this “Supplemental Indenture”) executed as of October 20, 2009 by and among Sepracor Inc., a Delaware corporation (the “Company”) and the Bank of New York Mellon (formerly JPMorgan Chase Bank), as Trustee (the “Trustee”).

RECITALS

WHEREAS, the Company and the Trustee have heretofore executed and delivered that certain Indenture, dated as of December 12, 2003 (the “Indenture”), providing for the issuance of an initial principal amount of up to $500,000,000 of 0% Series B Senior Subordinated Notes Due 2010 (the “2010 Notes”);

WHEREAS, the Company has entered into an Agreement and Plan of Merger dated as of September 3, 2009 (the “Merger Agreement”), by and among the Company, Dainippon Sumitomo Pharma Co., Ltd., a company formed under the laws of Japan (“Parent”) and Aptiom, Inc., a Delaware corporation and indirect wholly-owned subsidiary of Parent (“Aptiom”), providing for the merger (the “Merger”) of Aptiom with and into the Company, whereupon the separate existence of Aptiom shall cease, and the Company shall be the surviving corporation;

WHEREAS, the Merger is a permitted transaction pursuant to Section 12.1 of the Indenture, provided that the surviving entity expressly assumes, by a supplemental indenture, the due and punctual payment of the principal of and premium, if any, and Liquidated Damages, if any, on all of the 2010 Notes, according to their terms, and the due and punctual performance and observance of all of the covenants and conditions of the Indenture to be performed by the Company;

WHEREAS, upon the terms and subject to the conditions of the Merger Agreement, each share of common stock, par value $0.10 per share, of the Company (the “Common Stock”) outstanding immediately prior to the effective time of the Merger (the “Effective Time”) will be converted into the right to receive $23.00 in cash (the “Merger Consideration”);

WHEREAS, Section 15.6 of the Indenture provides that, in connection with the Merger, the Company shall execute and deliver to the Trustee a supplemental indenture providing that the 2010 Notes then outstanding shall be convertible into the kind and amount of shares of stock and other securities or property or assets (including cash) receivable upon the Merger by a holder of the number of shares of Common Stock issuable upon conversion of such 2010 Notes immediately prior to the Merger;

WHEREAS, Section 16.1 of the Indenture provides that, in the event of a Designated Event, each Noteholder may, at its option, require the Company to repurchase all of such holder’s 2010 Notes, or any portion thereof that is a multiple of $1,000 principal amount, on the date (the “Designated Event Repurchase Date”) specified by the Company that is not less than twenty (20) Business Days and not more than thirty (30) Business Days after the date of the Designated Event Notice of such Designated Event at a purchase price equal to 100% of the principal amount thereof, together with accrued and unpaid Liquidated Damages to, but excluding, the Designated Event Repurchase Date (the “Repurchase Option”);

WHEREAS, Section 11.1 of the Indenture provides that the Company, when authorized by a resolution of its board of directors, and the Trustee may enter into indentures supplemental to the Indenture without the consent of the Noteholders;

WHEREAS, the execution and delivery of this Supplemental Indenture has been duly authorized by the parties hereto, and all other acts necessary to make this Supplemental Indenture a valid and binding supplement to the Indenture, effectively supplementing the Indenture as set forth herein, have been duly taken.

NOW, THEREFORE, in consideration of the above premises and for other good and valuable consideration, the receipt of which is hereby acknowledged, it is mutually agreed, for the equal and proportionate benefit of all Noteholders, as follows:

ARTICLE ONE

1.1           The Company, as the surviving entity of the Merger, agrees to assume the due and punctual payment of the principal of and premium, if any, and Liquidated Damages, if any, on all of the 2010 Notes, according to their terms, and the due and punctual performance and observance of all of the covenants and conditions of the Indenture to be performed by the Company.

1.2           From the Effective Time of the Merger until the close of business on December 15, 2010, each $1,000 principal amount of the 2010 Notes outstanding, and for which a Repurchase Option has not been exercised, shall be convertible into the Merger Consideration at the Conversion Rate, pursuant to the terms of the Indenture.

ARTICLE TWO

2.1           All terms used in this Supplemental Indenture which are defined in the Indenture and not otherwise defined herein shall have the meanings assigned to such terms in the Indenture.

2.2           All of the provisions of this Supplemental Indenture shall be deemed to be incorporated in, and made part of, the Indenture, and the Indenture, as amended and supplemented by this Supplemental Indenture, shall be read, taken and construed as one and the same instrument and shall be binding upon all the Noteholders.

2.3           This Supplemental Indenture may be executed in any number of counterparts, each of which so executed shall be deemed to be an original, but all such counterparts shall together constitute but one and the same instrument.

2.4           In case any provision in this Supplemental Indenture shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

2.5           Nothing in this Supplemental Indenture, express or implied, shall give any person, other than the parties hereto and their successors hereunder and the Noteholders, any benefit or any legal or equitable right, remedy or claim under this Supplemental Indenture.  Except as expressly supplemented or amended as set forth in this Supplemental Indenture, the Indenture is hereby ratified and confirmed, and all the terms, provisions and conditions thereof shall be and continue in full force and effect.  The Trustee accepts the trusts created by the Indenture, as amended and supplemented by this Supplemental Indenture, and agrees to perform the same upon the terms and conditions in the Indenture as amended and supplemented by this Supplemental Indenture.

2.6           The Trustee shall not be responsible in any manner whatsoever for or in respect of the validity or sufficiency of this Supplemental Indenture, except with respect to the execution hereof by the Trustee, or for or in respect of the recitals contained herein, all of which are made solely by the Company.

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IN WITNESS WHEREOF, the parties hereto have caused this Supplemental Indenture to be duly executed, all as of the day and year first written above.

SEPRACOR INC.

/s/ Robert F. Scumaci

Name: Robert F. Scumaci
Title: Executive Vice President, Chief Financial Officer

THE BANK OF NEW YORK MELLON
Trustee

/s/ Francine Kincaid

Name: Francine Kincaid
Title: Vice President